Mail Stop 4561
via fax (408) 346-3156

August 5, 2008

Mr. David DeWalt
Chief Executive Officer & President
McAfee Inc.
3965 Freedom Circle
Santa Clara, CA 95054

        Re: **McAfee, Inc.**
                    Form 10-K and 10-K/A for the Fiscal Year Ended December 31, 2007
                    Filed February 28, 2008 and April 29, respectively
                    Form 8-K Filed July 31, 2008
                    File No. 001-31216

Dear Mr. DeWalt:

We have reviewed your response letter dated July 11, 2008 in connection with the above-referenced filing[s] and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated May 28,2008.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 34

Results of Operations, page 41

1.   In comment 1 of our letter dated May 28, 2008, we called to your attention the requirement contained in Item 303(a)(3)(iii) of Regulation S-K to provide a narrative discussion of the extent to which material increases in revenue are attributable to increases in prices or to increases in the volume or amount of goods or services being sold or to the introduction of new products or services. In your response, you explained that, due to several factors, quantification of the impact

of volume and pricing increases on your revenues is not always practical or meaningful. We reiterate that the Item calls for narrative, not quantitative, disclosure in this area, and it appears that the information you provide in your response is itself meaningful and responsive to the Item requirement. Please tell us what consideration you have given to including disclosure of this kind in future filings, or tell us why you believe such information does not serve the principle objectives of MD&A.

2.   We note your response to our prior comment 3 where you indicate that because the Company does not allocate amortization of purchased technology amongst the various cost of revenue line items, gross margins calculated for each revenue stream (i.e. service and support, subscription and product) could potentially be considered a non-GAAP disclosure. Tell us what consideration the Company has given to allocating the amortization of purchased technology amongst the various costs of revenue line items in your statement of operations. To the extent that such allocation impacts the gross margins of the various revenue streams tell us how you considered the relevance of this information to your investors. In addition, your response indicates that the Company does not have systems in place to track gross margins on a corporate versus consumer basis. Your results of operations disclosures, however, appear to discuss changes in revenues broken out between your consumer and corporate businesses. Similarly, your cost of revenue discussion attributes changes to certain costs as they relate to your consumer business. Therefore, it is unclear to the Staff why you are unable to track your margins by customer type. Please explain further and to the extent that these businesses contribute or are expected to contribute in the future, in a materially disproportionate way to your profitability, tell us how you considered providing an analysis of your measure of profit or loss by customer type (consumer versus corporate).

Note 2. Summary of Significant Accounting Policies, page 80

Revenue Recognition, page 84

3.   We note your response to prior comment 8 where you indicate that VSOE of fair value for PCS, training and consulting services is determined by applying the bell-shaped curve approach (i.e., paragraph 10 of SOP 97-2) to each customer class (e.g., corporate and governement agencies and by geography). We further note that VSOE of fair value is established when a "substantial portion of the PCS renewals have been sold within a narrow range." Please quantify your terms "substantial portion" and "narrow range" and tell us how you apply these criteria in concluding that you have established VSOE of fair value for each customer class.

Note 16. Provision for Income Taxes, page 113

4.   We note your response to our prior comment 13 and your disclosures on page 115
        where you indicate that the predominant portion of the equity adjustment recorded
        upon the adoption of FIN 48 relates to previously unrecorded deferred tax benefits
        that arose in conjunction with a 1998 acquisition accounted for as a pooling of
        interests. We further note your statement that absent FIN 48, a release of this
        reserve in any period prior to 2007 would have been reflected as a component of
        APIC. Please tell us whether the Company could have or should have released
        this reserve regardless of whether you adopted FIN 48. In this regard, tell us
        when the statute of limitations for this 1998 pooling transaction expires. Also,
        please explain further why the release of this reserve would not have been
        recorded as a component of income tax expense prior to the adoption of FIN 48.

Schedule II Valuation and Qualifying Accounts, page 131

5.   We note your response to our prior comment 18 where you indicate that the
        Company will separately present the allowance for sales returns and the
        allowance for other incentives in your December 31, 2008 Form 10-K. Please
        also provide the Staff with a separate rollforward of these accounts for each of the
        three years ended December 31, 2007.

Form 8-K Filed July 31, 2008

6.   We note that on July 29, 2008 the Company reached a settlement with Deep
        Nines whereby, in consideration of the settlement and release of all claims and
        additional patent rights, the Company agreed to pay Deep Nines $25 million.
        Please tell us how you will account for this settlement. In this regard, please
        identify and describe each element of the settlement and tell us the timing of
        expense recognition associated with each element. In addition, tell us the value
        assigned to each element and explain how you determined such values.

* * * * * * *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit all correspondence and supplemental
materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your
filing(s), you may wish to provide us with marked copies of any amendment to expedite
our review. Please furnish a cover letter that keys your response to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing any
amendment and your response to our comments.

You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Michael Johnson, Staff Attorney, at (202) 551-3477 or David Orlic, Special Counsel at (202) 551-3503. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief